UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of August, 2009

Commission File Number 32297

CPFL Energy Incorporated
(Translation of Registrant's name into English)

Rua Gomes de Carvalho, 1510, 14º andar, cj 1402
CEP 04547-005 - Vila Olímpia, São Paulo – SP
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-_________________

.

CPFL ENERGIA S.A.
Publicly-held Company
Corporate Taxpayer’s ID (CNPJ/MF): 02.429.144/0001-93
Company Registry (NIRE): 35.300.186.133

EXTRAORDINARY GENERAL MEETING
CALL NOTICE

Pursuant to Articles 122 and 124 of Law 6,404/76, the shareholders of CPFL Energia S.A. (“Company”) are hereby invited to attend the Extraordinary General Meeting to be held on September 28, 2009 at 10:30 am, at the Company’s headquarters at Rua Gomes de Carvalho, 1510, 14º andar, conj. 1402, in the city and state of São Paulo, to deliberate on the following Agenda:

I. To acknowledge the resignation of Mr. LUIZ ANIBAL DE LIMA FERNANDES as a sitting member of the Company’s Board of Directors, a position to which he was elected by the Ordinary General Meeting on April 23, 2009, and

II. To elect, pursuant to Article 17 of the Company’s Bylaws, Mr. PEDRO PULLEN PARENTE to replace Mr. LUIZ ANIBAL DE LIMA FERNANDES for the remaining period of the joint one-year term of office of the Company’s Board of Directors, pursuant to Article 150, paragraph 3 of Law 6,404/76.

General Instructions:

In accordance with Article 13 of the Company’s Bylaws, shareholders wishing to be represented by a proxy, pursuant to Article 126, paragraph 1 of Law 6,404/76, should deposit the respective powers-of-attorney at the Company’s headquarters at least 24 (twenty-four) hours before the Extraordinary Meeting.

São Paulo, August 27, 2009.

Luiz Anibal de Lima Fernandes
Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: August 28, 2009

CPFL ENERGIA S.A.

By:	/S/ JOSÉ ANTONIO DE ALMEIDA FILIPPO
Name: Title:	José Antonio de Almeida Filippo Chief Financial Officer and Head of Investor Relations

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.